SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


             NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER
                      THE INVESTMENT COMPANY ACT OF 1940


                              The Berkshire Funds
                 (formerly Berkshire Capital Investment Trust)
                 ---------------------------------------------
                           Exact Name of Registrant


                           NOTIFICATION OF ELECTION

    The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the commission by order upon application permits the withdrawal of the Notification of Election.


                                   SIGNATURE

    Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of San Jose and the state of California on the 10th day of May, 1999.



                                Signature:  /s/ THE BERKSHIRE FUNDS
                                            -----------------------
                                            (Name of Registrant)



ATTEST:  /s/ RONALD G. SEGER           BY:  /s/ MALCOLM R. FOBES III
         ------------------                 ------------------------
By:      Ronald G. Seger                    Malcolm R. Fobes III
Title:   Secretary                          President